UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)*
CrossAmerica Partners LP
(Name of Issuer)
Common Units Representing Limited Partner Interests
(Title of Class of Securities)
22758A105
(CUSIP Number)
Gérard J. Sonnier Senior Vice President, General Counsel and Corporate Secretary CST Brands, Inc. One Valero Way, Building D, Suite 200 San Antonio, TX 78249 (210) 692-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 1, 2015
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON
CST Brands, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
12,508,072(1)(2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,139,252(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,508,072(1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.1%(4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents (a) 4,801,154 common units representing limited partner interests (“Common Units”), or approximately 19.0% of the outstanding Common Units of CrossAmerica Partners LP (“CrossAmerica”), held by CST Services LLC (“CST Services”), an indirect wholly owned subsidiary of CST Brands, Inc. (“CST”); (b) 338,018 Common Units, or approximately 1.3% of the outstanding Common Units of CrossAmerica, held by CST Diamond Holdings LLC (“CST Diamond”), an indirect wholly owned subsidiary of CST; (c) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Shamrock Stations, Inc. (“CST Shamrock”), an indirect wholly owned subsidiary of CST; (d) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Arizona Stations, Inc. (“CST Arizona”), an indirect wholly owned subsidiary of CST; and (e) (i) 582,321 Common Units, or approximately 2.3% of the outstanding Common Units, and (ii) 6,786,499 subordinated units representing limited partner interests (“Subordinated Units”), or approximately 90.1% of the outstanding Subordinated Units, of CrossAmerica, held by Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper, Sr. and Lehigh Gas Corporation (the former name of Dunne Manning Inc. and, collectively, the “Topper Group”). Represents the fact that (A) CST, CST USA Inc. (“CST USA”) and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (B) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (C) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; (D) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona; and (E) CST holds shared voting power over the Common Units and Subordinated Units held by the Topper Group.
The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period on or after December 31, 2015 under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership, as amended, of Lehigh Gas Partners LP (the former name of CrossAmerica), which is incorporated herein by reference to Exhibit 3.1 of CrossAmerica’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2012.

(2)
Beneficial ownership of the Common Units and Subordinated Units held by the Topper Group is being reported hereunder solely because CST may be deemed to have beneficial ownership of such securities as a result of the Voting Agreement (as defined in Item 3 below) entered into with the Topper Group as described herein. Neither the filing of this Amendment No. 2 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by CST that it is the beneficial owner of any of the Common Units and Subordinated Units held by the Topper Group for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(3)
Represents (a) 4,801,154 Common Units, or approximately 19.0% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 1.3% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona

(4)	Based on 25,267,627 Common Units and 7,525,000 Subordinated Units outstanding as of July 1, 2015.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON
CST USA Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,139,252 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,139,252 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,139,252 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents (a) 4,801,154 Common Units, or approximately 19.0% of the outstanding Common Units in CrossAmerica, held by CST Services; (b) 338,018 Common Units, or approximately 1.3% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona

(2)	Based on 25,267,627 Common Units and 7,525,000 Subordinated Units outstanding as of July 1, 2015.

CUSIP No.: 22758A105

1.	NAME OF REPORTING PERSON
CST Services LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,139,252 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,139,252 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,139,252 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.7%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents (a) 4,801,154 Common Units, or approximately 19.0% of the outstanding Common Units in CrossAmerica, held directly by CST Services; (b) 338,018 Common Units, or approximately 1.3% of the outstanding Common Units of CrossAmerica, held by CST Diamond; (c) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Shamrock; and (d) 40 Common Units, or approximately 0.00015% of the outstanding Common Units of CrossAmerica, held by CST Arizona. (i) CST, CST USA and CST Services hold shared voting and dispositive power over the Common Units held by CST Services; (ii) CST, CST USA, CST Services and CST Diamond hold shared voting and dispositive power over the Common Units held by CST Diamond; (iii) CST, CST USA, CST Services and CST Shamrock hold shared voting and dispositive power over the Common Units held by CST Shamrock; and (iv) CST, CST USA, CST Services and CST Arizona hold shared voting and dispositive power over the Common Units held by CST Arizona

(2)	Based on 25,267,627 Common Units and 7,525,000 Subordinated Units outstanding as of July 1, 2015.

ITEM 1.     Security and Issuer.
This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common units representing limited partner interests (“Common Units”) and the subordinated units representing limited partner interests (“Subordinated Units”) in CrossAmerica Partners LP, a Delaware limited partnership (“CrossAmerica”). The address of the principal executive offices of CrossAmerica is 645 West Hamilton Street, Suite 500, Allentown, Pennsylvania 18101.
The Subordinated Units may be converted into Common Units on a one-for-one basis upon the termination of the subordination period on or after December 31, 2015 under certain circumstances, as set forth in the First Amended and Restated Agreement of Limited Partnership, as amended, of Lehigh Gas Partners LP (the former name of CrossAmerica), which is incorporated herein by reference to Exhibit 3.1 of CrossAmerica’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2012.
ITEM 2.     Identity and Background.
(a) This Amendment No. 2 is being jointly filed by CST Brands, Inc., a Delaware corporation (“CST”), CST USA Inc., a Delaware corporation (“CST USA”) and CST Services LLC, a Delaware limited liability company (“CST Services”). CST Services is a wholly owned subsidiary of CST USA, which is in turn a wholly owned subsidiary of CST.
CST is a retailer of motor fuel and convenience merchandise items, with operations in the United States and eastern Canada. CST’s operations include (i) the sale of motor fuel at convenience stores, dealers/agents and cardlocks, (ii) the sale of convenience merchandise items and services at convenience stores, and (iii) the sale of heating oil to residential customers and heating oil and motor fuel to small commercial customers. CST indirectly owns 100% of the membership interests of CrossAmerica GP LLC, the general partner (the “General Partner”) of CrossAmerica.
(b) The address of the principal offices of each of CST, CST USA and CST Services is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.
(c) Schedule I hereto sets forth the present principal occupation or employment of each director and executive officer of each of CST, CST USA and CST Services and the name, principal business and address of any corporation or other organization in which such employment is conducted. The information set forth in Schedule I hereto is incorporated herein by reference.
(d) Since May 1, 2013, each of CST, CST USA and CST Services has not, and, to the best of each of CST’s, CST USA’s and CST Services’ knowledge, during the last five years, each of the persons listed in Schedule I hereto has not, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) Since May 1, 2013, each of CST, CST USA and CST Services has not, and, to the best of each of CST’s, CST USA’s and CST Services’ knowledge, during the last five years, each of the persons listed in Schedule I hereto has not, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
(f) Each of the directors and officers of CST, CST USA and CST Services named in Schedule I to this Amendment No. 2, other than Mr. Stephen A. Smith, is a United States citizen. Mr. Stephen A. Smith is a citizen of Canada.
ITEM 3.     Source and Amount of Funds of Other Consideration.
CrossAmerica Common Units Owned by CST Services
As disclosed in Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 9, 2015, on January 2, 2015 (the “Closing”) CST Services completed the sale of a 5% limited partner interest in CST Fuel Supply LP (“CST Fuel”) to CrossAmerica in exchange for 1,497,946 Common Units in CrossAmerica. CST Fuel owns 100% of the issued and outstanding membership interests in CST Marketing and Supply LLC (“CSTMS”), which is a party to a fuel supply agreement with Valero Energy Corporation.

As described in CST’s Current Report on Form 8-K filed with the SEC on June 15, 2015, on June 15, 2015 CST entered into a Fuel Supply Contribution Agreement with CrossAmerica and CST Services pursuant to which CST Services agreed to contribute an additional 12.5% limited partner interest in CST Fuel to CrossAmerica in exchange for aggregate consideration of (a) 3,303,208 Common Units in CrossAmerica and (b) cash in the amount of $17,527,610.
CrossAmerica Common Units Owned by CST Diamond, CST Shamrock and CST Arizona
As also described in CST’s Current Report on Form 8-K filed with the SEC on June 15, 2015, on June 15, 2015, CST entered into a Real Estate Contribution Agreement with CST Diamond Holdings LLC (“CST Diamond”), Skipper Beverage Company, LLC, CST Shamrock Stations, Inc. (“CST Shamrock”), CST Arizona Stations, Inc. (“CST Arizona”) and Big Diamond, LLC (collectively, the “CST Subsidiaries”), CrossAmerica and Lehigh Gas Wholesale Services, Inc. pursuant to which CST Diamond, CST Shamrock and CST Arizona agreed to contribute the membership interests in newly formed entities that hold the real property associated with 29 “new to industry” stores to CrossAmerica in exchange for aggregate consideration of (a) (i) 338,018 Common Units in CrossAmerica to CST Diamond, (ii) 40 Common Units in CrossAmerica to CST Shamrock and (iii) 40 Common Units in CrossAmerica to CST Arizona, and (b) cash in the amount of $124,397,390.
CrossAmerica Common Units and Subordinated Units Owned by the Topper Group
As disclosed in the original Schedule 13D filed with the SEC on October 10, 2014, on October 1, 2014, CST completed the purchase of (i) 100% of the outstanding membership interests in the General Partner and (ii) 100% of the outstanding incentive distribution rights of CrossAmerica, for $17 million in cash and 2,044,490 shares of CST common stock (the “Acquisition”).
Concurrently with the closing of the Acquisition, CST entered into a Voting Agreement (the “Voting Agreement”) with Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper, Sr. and Lehigh Gas Corporation (the former name of Dunne Manning Inc. and, collectively, the “Topper Group”) for the benefit of CST. Pursuant to the Voting Agreement, each member of the Topper Group agreed that at any meeting of the holders of Common Units or Subordinated Units of CrossAmerica it would vote (or cause to be voted) its Common Units or Subordinated Units of CrossAmerica that are subject to the Voting Agreement in accordance with the recommendations of the Board of Directors of the General Partner, which is wholly owned and controlled by CST. Under the terms of the Voting Agreement, the Topper Group also provided CST an irrevocable proxy to vote on the Topper Group’s behalf in accordance with the recommendations of the Board of Directors of the General Partner.
The Voting Agreement will remain in effect with respect to any member of the Topper Group for so long as any such member is (i) a director or officer of CST or an affiliate thereof, including CrossAmerica, (ii) the beneficial owner of more than 3% of the outstanding common stock of CST, or (iii) the beneficial owner of 10% or more of the outstanding Common Units or Subordinated Units of CrossAmerica.
Pursuant to the Voting Agreement, therefore, CST may be deemed to have acquired beneficial ownership of the Common Units and Subordinated Units held by the Topper Group and subject to the Voting Agreement.
Neither CST USA nor CST Services may be deemed to beneficially hold the 582,321 Common Units and 6,786,499 Subordinated Units held by the Topper Group.
ITEM 4.     Purpose of the Transaction.
The information set forth in Item 3 is incorporated herein by reference.
(a) See Item 3.
(b) N/A
(c) N/A
(d) N/A
(e) N/A.

(f) N/A.
(g) N/A.
(h) N/A.
(i) N/A.
(j) Other than as described above, each of CST, CST USA and CST Services currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Amendment No. 2.
ITEM 5.     Interest in Securities of the Issuer.
(a)-(b) Beneficial ownership of the Common Units and Subordinated Units referred to herein is being reported hereunder because (i) CST Services directly holds 4,801,154 Common Units, representing approximately 19.0% of the outstanding Common Units of CrossAmerica, (ii) CST and CST USA may be deemed to beneficially hold 4,801,154 Common Units held by CST Services, (iii) CST, CST USA and CST Services may be deemed to beneficially hold 338,018 Common Units held by CST Diamond, representing approximately 1.3% of the outstanding Common Units of CrossAmerica, 40 Common Units held by CST Shamrock, representing 0.00015% of the outstanding Common units of CrossAmerica, and 40 Common Units held by CST Arizona, representing 0.00015% of the outstanding Common units of CrossAmerica, and (iv) as a result of the Voting Agreement, CST may be deemed beneficially hold 582,321 Common Units, representing approximately 2.3% of the outstanding Common Units, and 6,786,499 Subordinated Units, representing approximately 90.1% of the outstanding Subordinated Units, held by the Topper Group. Neither CST nor CST USA directly owns any Common Units or Subordinated Units of CrossAmerica.
In the aggregate, as of July 1, 2015, (i) CST, CST USA and CST Services hold shared voting and dispositive power to vote or dispose of 5,139,252 Common Units held by CST Services, CST Diamond, CST Shamrock and CST Arizona and (ii) CST holds shared voting power to vote or direct the vote of 5,721,573 Common Units and 6,786,499 Subordinated Units, which together represent an aggregate of approximately 38.1% of the outstanding Common Units and Subordinated Units of CrossAmerica. Neither CST USA nor CST Services holds voting or dispositive power over the Common Units and Subordinated Units held by the Topper Group.
Pursuant to Rule 13d-4 of the Act, however, CST expressly declares that neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by CST that it is the beneficial owner of any of the Common Units or Subordinated Units held by the Topper Group and referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Except as set forth in this Amendment No. 2, each of CST, CST USA and CST Services does not, and, to the best of each of CST’s, CST USA’s and CST Services’ knowledge, each of its executive officers and directors does not, beneficially own any Common Units or Subordinated Units of CrossAmerica.

•	Kimberly S. Lubel, Chief Executive Officer and President of CST, CST USA and CST Services owns 3,100 Common Units, representing 0.012% of the outstanding Common Units of CrossAmerica

•
Charles H. Adams, Senior Vice President and Chief Marketing Officer of CST and Senior Vice President of CST USA owns 1,000 Common Units, representing 0.004% of the outstanding Common Units of CrossAmerica

•
Stephan F. Motz, Executive Vice President and Chief Strategy Officer of CST and Senior Vice President of CST USA owns 10,600 Common Units, representing 0.041% of the outstanding Common Units of CrossAmerica

•
Anthony P. Bartys, Executive Vice President and Chief Operating Officer of CST and Senior Vice President of CST USA owns 500 Common Units, representing 0.002% of the outstanding Common Units of CrossAmerica

(c) Except as otherwise disclosed herein, each of CST, CST USA and CST Services has not, and, to the best of each of CST’s, CST USA’s and CST Services’ knowledge, each of the persons listed in Schedule I hereto has not, effected any transaction in Common Units or Subordinated Units of CrossAmerica during the past 60 days, except as disclosed herein.

•
On June 19, 2015, (i) Kimberly S. Lubel, Chief Executive Officer and President, purchased 3,100 Common Units of CrossAmerica, (ii) Charles H. Adams, Senior Vice President and Chief Marketing Officer of CST and Senior Vice President of CST USA purchased 1,000 Common Units of CrossAmerica, (iii) Stephan F. Motz, Executive Vice President and Chief Strategy Officer of CST and Senior Vice President of CST USA purchased 10,600 Common Units of CrossAmerica and (iv) Anthony P. Bartys, Executive Vice President and Chief Operating Officer of CST and Senior Vice President of CST USA purchased 500 Common Units of CrossAmerica.

(d) N/A.
(e) N/A.
ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the
Issuer.
Other than as described in this Amendment No. 2, to the knowledge of CST, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of CrossAmerica, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit A
First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP (the former name of CrossAmerica) (filed as Exhibit 3.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 30, 2012 and incorporated herein in its entirety by reference).

Exhibit B
First Amendment to First Amended and Restated Agreement of Limited Partnership of Lehigh Gas Partners LP, dated as of October 1, 2014 (filed as Exhibit 3.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit C
Second Amendment to First Amended and Restated Agreement of Limited Partnership of CrossAmerica Partners LP, dated as of December 3, 2014 (filed as Exhibit 3.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on December 9, 2014 and incorporated herein in its entirety by reference).

Exhibit D
Voting Agreement, dated as of October 1, 2014, by and between CST Brands, Inc., Joseph V. Topper, Jr., 2004 Irrevocable Agreement of Trust of Joseph V. Topper Sr. and Lehigh Gas Corporation (filed as Exhibit 10.4 to CrossAmerica’s Current Report on Form 8-K. (File No. 001‑35711) filed on October 3, 2014 and incorporated herein in its entirety by reference).

Exhibit E	Contribution Agreement, dated as of December 16, 2014, by and among, CST Brands, Inc., CST Services LLC and CrossAmerica Partners LP.
Exhibit F
Joint Filing Agreement, dated as of January 9, 2015, by and among CST Brands, Inc., CST USA Inc. and CST Services LLC (filed as Exhibit 99.D to CST’s Amendment No. 1 to Schedule 13D filed on January 9, 2015 and incorporated herein in its entirety by reference).

Exhibit G
Fuel Supply Contribution Agreement, dated as of June 15, 2015, by and among CST Brands, Inc., CST Services LLC and CrossAmerica Partners LP (filed as Exhibit 2.1 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on June 15, 2015 and incorporated herein in its entirety by reference).

Exhibit H
Real Estate Contribution Agreement, dated as of June 15, 2015, by and among CST Brands, Inc., CST Diamond Holdings LLC, Big Diamond, LLC, Skipper Beverage Company, LLC, CST Shamrock Stations, Inc., CST Arizona Stations, Inc., CrossAmerica Partners LP and Lehigh Gas Wholesale Services, Inc. (filed as Exhibit 2.2 to CrossAmerica’s Current Report on Form 8-K (File No. 001-35711) filed on June 15, 2015 and incorporated herein in its entirety by reference).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    July 10, 2015

CST BRANDS, INC. By: /s/ Gérard J. Sonnier Gérard J. Sonnier Senior Vice President, General Counsel and Corporate Secretary

CST USA INC.

By: /s/ Gérard J. Sonnier
    Gérard J. Sonnier
        Senior Vice President, General Counsel and Corporate Secretary

CST SERVICES LLC

By:   /s/ Gérard J. Sonnier
    Gérard J. Sonnier
        Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE I
EXECUTIVE OFFICERS OF CST BRANDS, INC.
AS OF JULY 1, 2015

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Chairman of the Board, Chief Executive Officer and President
Clayton E. Killinger	Executive Vice President and Chief Financial Officer
Anthony P. Bartys	Executive Vice President and Chief Operating Officer
Stephan F. Motz	Executive Vice President and Chief Strategy Officer
Charles H. Adams	Senior Vice President and Chief Marketing Officer
All individuals named in the above table are employed by CST Services LLC, a wholly owned subsidiary of CST USA, Inc., which in turn is a wholly owned subsidiary of CST Brands, Inc. The address of CST Services LLC’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.
DIRECTORS OF CST BRANDS, INC.
AS OF JULY 1, 2015

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Chairman of the Board, Chief Executive Officer and President	Not applicable.
Alan Schoenbaum	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Lead Director	Co-Founder BuildGroup
Donna M. Boles	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Roger G. Burton	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Roger G. Burton, CPA
Ruben M. Escobedo	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Denise Incandela	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	President of Digital and Global Ecommerce Ralph Lauren Corporation
William G. Moll	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Not applicable.
Stephen A. Smith	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Executive Vice President and Chief Financial Officer Jackman Reinvention Inc.
Joseph V. Topper, Jr.	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Chief Executive Officer CrossAmerica Partners LP
Michael H. Wargotz	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Director	Chairman Axcess Ventures

EXECUTIVE OFFICERS OF CST USA INC.
AS OF JULY 1, 2015

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Chairman of the Board, Chief Executive Officer and President
Clayton E. Killinger	Senior Vice President and Chief Financial Officer
Anthony P. Bartys	Senior Vice President
Stephan F. Motz	Senior Vice President
Charles H. Adams	Senior Vice President
Henry P. Martinez	Senior Vice President
Jeremy L. Bergeron	Senior Vice President
Gérard J. Sonnier	Senior Vice President, Secretary and General Counsel
All individuals named in the above table are employed by CST Services LLC, a wholly owned subsidiary of CST USA, Inc., which in turn is a wholly owned subsidiary of CST Brands, Inc. The address of CST Services LLC’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.
SOLE DIRECTOR OF CST USA INC.
AS OF JULY 1, 2015

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Chairman of the Board, Chief Executive Officer and President	Not applicable.
EXECUTIVE OFFICERS OF CST SERVICES LLC
AS OF JULY 1, 2015

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Kimberly S. Lubel	Sole Manager, Chief Executive Officer and President
Clayton E. Killinger	Senior Vice President and Chief Financial Officer
Jeremy M. Bergeron	Senior Vice President
Paul C. Clark	Senior Vice President
Gérard J. Sonnier	Senior Vice President, Secretary and General Counsel
Tammy V. Floyd	Vice President and Controller
Maria Schroeder	Vice President of Tax
Douglas M. Miller	Vice President
All individuals named in the above table are employed by CST Services LLC. The address of CST Services LLC’s principal executive office is One Valero Way, Building D, Suite 200, San Antonio, TX 78249.

SOLE MANAGER OF CST SERVICES LLC
AS OF JULY 1, 2015

NAME	BUSINESS ADDRESS	TITLE	PRINCIPAL OCCUPATION AND EMPLOYER
Kimberly S. Lubel	One Valero Way, Building D, Suite 200, San Antonio, TX 78249	Sole Manager, Chief Executive Officer and President	Not applicable.